BIODEL AG, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2021 and 2020

BIODEL AG, INC.

DIRECTORS AND CORPORATE OFFICERS

Directors:

Alan Boyce	Director
Steven M. Butler	Director
Michael Cavanaugh	Director
George B. Cloud	Director
John Foster	Director
Rodolfo Manzone	Director
Dan Thelander	Director
Michael Kirksey	Acting Secretary/Treasurer

Corporate Officers:

George B. Cloud	Chief Executive Officer
Michael Kirksey	Chief Financial Officer

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Biodel Ag, Inc.
Maricopa, Arizona

Opinion
We have audited the accompanying financial statements of, Biodel Ag, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equities, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biodel Ag, Inc. as of as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Biodel Ag, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Biodel Ag, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Biodel Ag Inc's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Biodel Ag Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate to those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of expressing an opinion on the financial statements as a whole. We have previously audited Biodel Ag, Inc.'s 2018 financial statements and we expressed a qualified opinion on the financial statements. The supplementary information on pages 18 to 23 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Carlson SV LLP

New Ulm, Minnesota
July 22, 2022

BIODEL AG, INC.
BALANCE SHEETS
December 31, 2021 and 2020

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 67,592	$ 4,998
Accounts receivable	49,581	4,600
Other receivable	-	2,903
Inventories	1,222,472	1,223,648
Prepaid expenses	34,941	25,974
Total Current Assets	1,374,586	1,262,123
PROPERTY AND EQUIPMENT (AT COST)		
Machinery and equipment	55,322	47,672
Laboratory equipment	3,755	3,755
Leasehold improvements	9,995	9,995
Total Property and Equipment	69,072	61,422
Accumulated depreciation	(44,875)	(35,406)
Net Property and Equipment	24,197	26,016
OTHER ASSETS		
Patents	108,161	99,592
Intangible assets, net of amortization of $11,895 and $1,546, respectively	290,838	37,119
Total Other Assets	398,999	136,711
TOTAL ASSETS	**$ 1,797,782**	**$ 1,424,850**

BIODEL AG, INC.
BALANCE SHEETS
December 31, 2021 and 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 305,391	$ 299,830
Accrued expenses	18,394	7,358
Notes payable	2,345	-
Notes payable - related party	170,000	180,000
Total Current Liabilities	496,130	487,188
LONG-TERM LIABILITIES		
Notes payable	197,655	-
Notes payable - related party	-	5,000
Total Long-term Liabilities	197,655	5,000
Total Liabilities	693,785	492,188
STOCKHOLDERS' EQUITY		
Preferred stock - (225,000 and 225,000 shares, respectively; $0.001 par value)	225	225
Common stock - (12,110,153 and 11,687,830 shares, respectively; $0.001 par value)	12,110	11,688
Additional paid in capital	2,781,103	2,359,202
Retained earnings (deficit)	(1,689,441)	(1,438,453)
Total Stockholders' Equity	1,103,997	932,662
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,797,782**	**$ 1,424,850**

(The accompanying notes are an integral part of these financial statements.)

BIODEL AG, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020

	2021	2020
Sales	$ 372,565	$ 220,004
Cost of sales	162,633	100,885
GROSS MARGIN	209,932	119,119
OPERATING EXPENSES		
Salaries and wages	149,366	157,671
Payroll taxes	13,392	14,823
Workmens' compensation insurance	2,241	1,687
Total Employee Expenses	164,999	174,181
Contract lab expense	497	801
Laboratory expense	11,703	8,158
Licensing expense	9,655	18,149
Marketing consultants	40,260	-
Retail expense	272	910
Samples	1,512	2,264
Product liability insurance	12,204	8,372
Property insurance	3,340	3,693
Director and officer insurance	4,256	(10)
Sales travel	3,693	1,184
Depreciation	9,469	23,740
Amortization	10,350	1,546
Interest expense	17,058	8,663
Repairs and maintenance	4,275	4,055
Truck expense	51	52
Office supplies	5,262	4,312
Lease expense	117,000	116,800
Utilities	6,283	7,294
Property taxes	11,551	11,507
Director and officer travel	2,789	400
Legal fees	594	10,264
Accounting fees	7,436	38
Management consulting fees	26,250	24,600

BIODEL AG, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020

	2021	2020
OPERATING EXPENSES (Continued)		
Advertising	$ 764	$ 1,807
Delivery	(13)	1,169
Professional fees	1,366	843
Dues and subscriptions	1,000	-
Telephone and internet	3,453	4,304
Bank charges	434	711
Bad debt expense	251	-
State income tax	4,469	50
Total Operating Expenses	482,483	439,857
OTHER INCOME		
Loss on sale of assets	-	(48,905)
Gain on extinguishment of debt	21,563	21,585
Total Other Income (Loss)	21,563	(27,320)
NET LOSS FOR YEAR	**$ (250,988)**	**$ (348,058)**

(The accompanying notes are an integral part of these financial statements.)

BIODEL AG, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020

	Preferred Stock	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
JANUARY 1, 2021	$ 225	$ 11,688	$ 2,359,202	$ (1,438,453)	$ 932,662
Issuance of common stock	-	422	-	-	422
Contributed capital, net	-	-	421,901	-	421,901
Net loss for year	-	-	-	(250,988)	(250,988)
DECEMBER 31, 2021	**$ 225**	**$ 12,110**	**$ 2,781,103**	**$ (1,689,441)**	**$ 1,103,997**
JANUARY 1, 2020	$ 225	$ 11,134	$ 1,806,092	$ (1,090,395)	$ 727,056
Issuance of common stock	-	554	-		554
Contributed capital, net	-	-	553,110	-	553,110
Net loss for year	-	-	-	(348,058)	(348,058)
DECEMBER 31, 2020	**$ 225**	**$ 11,688**	**$ 2,359,202**	**$ (1,438,453)**	**$ 932,662**

(The accompanying notes are an integral part of these financial statements.)

BIODEL AG, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Total net loss	$ (250,988)	$ (348,058)
Adjustments to reconcile total net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization	19,819	25,286
Loss on sale of assets	-	48,905
Gain on extinguishment of debt	(21,563)	(21,585)
Changes in assets and liabilities		
(Increase) Decrease in receivables	(42,078)	110
(Increase) Decrease in inventories	1,176	2,923
(Increase) Decrease in prepaid items	(8,967)	(2,421)
Increase (Decrease) in various payables	5,561	(20,273)
Increase (Decrease) in accrued expenses	11,036	(133,206)
Total Adjustments	(35,016)	(100,261)
Net Cash Used by Operating Activities	(286,004)	(448,319)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment acquisitions	(7,650)	-
Proceeds from sale of assets	-	41,046
Intangible asset acquisitions	(26,985)	(15,854)
Net Cash Provided (Used) by Investing Activities	(34,635)	25,192
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment on capital lease obligation	-	(66,118)
Borrowings on long-term debt	489,563	141,585
Payments on long-term debt	(283,000)	(201,668)
Proceeds from issuance of common stock, net	422	554
Contributed capital, net	176,248	553,110
Net Cash Provided by Financing Activities	383,233	427,463
NET INCREASE IN CASH AND CASH EQUIVALENTS	62,594	4,336
BEGINNING CASH AND CASH EQUIVALENTS	4,998	662
ENDING CASH AND CASH EQUIVALENTS	**$ 67,592**	**$ 4,998**

(The accompanying notes are an integral part of these financial statements.)

BIODEL AG, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

	2021	2020
SUPPLEMENTAL DISCLOSURES		
Schedule of non-cash investing and financing activity		
Stock issuance for equity fundraise services	$ 245,653	$ -

NOTE 1 – ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Organization
Biodel Ag, Inc., formerly known as Beem Biologics, Inc., was organized July 13, 2015, as a corporation in the State of Nevada, now domiciled in the State of Delaware. The Company is organized as a product developer and manufacturer of biological compounds. Capital has been contributed by the owners with the purchase of capital stock. The Company is governed by a Board of Directors.

Accounting Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash balances with a local financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, such investments may be in excess of the FDIC limit.

Receivables
Biodel Ag, Inc. operates a production facility in Maricopa, Arizona. The Company extends credit to customers. Receivables are considered past due when payment is not received within the period allowed under terms of the sale. The Company generally discontinues any finance charge accrual when a receivable is referred to a collection agency. Periodically, the Company's Board of Directors and management review past due receivables and allow for accounts deemed uncollectible after all reasonable collection efforts have been exhausted. Receivables older than 90 days are $3,312 and $2,413 as of December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, an evaluation of the aging and collectability of receivables indicated that no allowance was necessary.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Revenue Recognition

The majority of the Company's revenue contain a single delivery element and revenue is recognized at a single point in time when ownership, risk, and rewards transfer. Revenue recognized over time primarily consist of performance obligations that are satisfied within one year or less. In addition, the majority of the Company's contracts do not contain variable consideration and contract modifications are generally minimal. The Company is a product developer and operates a manufacturing facility that produces biological compounds that customers can purchase. Revenue is recognized when product is delivered. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense.

Inventories

The value of the crop inventory represents the payments made to the contract grower for the 2021 crop year. The purpose of the agreement is for the contract grower to produce a crop of guayule (Parthenium argentatum) for seed and biomass to be delivered to Biodel Ag, Inc. when called for by the Company. Finished goods inventories are valued at the lower of cost or net realizable value, with cost determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided by charges to operations using the straight-line method. The estimated useful lives that are the basis for such provisions are as follows:

Machinery and equipment	5 - 15 Years
Laboratory equipment	5 - 15 Years
Leasehold improvements	5 - 15 Years

Expenditures for maintenance, repairs, minor renewals, and betterments which do not improve or extend the useful life of the respective asset are expensed. All other expenditures for renewals and betterments are capitalized. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in income. Fully depreciated assets remain in the accounts until retired from service. Depreciation expense for the years ended December 31, 2021 and 2020, is $9,469 and $23,740, respectively.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 1 – ACCOUNTING POLICIES (Continued)

Long-Lived Assets
Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Accounting for Uncertainty in Income Taxes
The Company has adopted ASC 740-10, *Income Taxes*, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions which the Company has taken or expects to take in its income tax returns. The Company's policy is to include interest and penalties related to unrecognized tax benefits/liabilities in income tax refunds/expense. As of December 31, 2021 and 2020, the Company does not have any unrecognized tax benefits/liabilities. The Company's tax returns for the 2019, 2018, and 2017 tax years remain subject to examination by tax authorities.

Research and Development
Research and development costs are expensed as incurred.

Gain on Extinguishment of Debt
On May 1, 2020 and February 11, 2021, the Company entered into Promissory Notes with Bank of America (the "Promissory Note"), which provides for an unsecured loan of $21,585 and $21,563, respectively, pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act and applicable regulations (the "CARES Act"). The Promissory Notes have terms of two years with a 1% per annum interest rate. The Promissory note provided the Company the necessary working capital to sustain principal operations through required economic shutdowns because of COVID-19. Forgiveness of the Promissory Note was determined in accordance with the provisions of the CARES Act and applicable regulations. Principal and interest amount outstanding, if any, after the determination of amounts forgiven will be repaid on a monthly basis. The Company has elected to account for the loan as a loan. Forgiveness has been awarded by the Small Business Administration (SBA) on November 17, 2020 and August 6, 2021, and accordingly, $21,585 and $21,563 of loan forgiveness income was recognized for the year ended December 31, 2020 and December 31, 2021, respectively, as a gain on extinguishment of debt on the statement of operations.

Subsequent Event Consideration
The Company has considered the effect, if any, that events occurring after the balance sheet date and up to July 22, 2022, may have on the financial statements as presented. This date coincides with the date the financial statements were available to be issued. Management has determined that there were no material events that would require recognition or disclosure in the Company's financial statements through this date.

NOTE 2 – PREPAID LEASE

Prepaid lease of $20,000 as of December 31, 2021 and 2020, is comprised of the down payment for the lease of the building the Company occupies.

NOTE 3 – INCOME TAXES

As of December 31, 2021 and 2020, the company has a federal net operating loss carryover of $1,300,284 and $1,300,284, respectively, to offset future taxable income, and a state net operating loss carryover of $1,309,637 and $1,309,637, respectively, to offset future Arizona taxable income. There has been a 100% valuation reserve against the net operating loss carry forwards, as such, no deferred tax asset has been calculated on the value of the carryforwards.

The Company is responsible for state income taxes and pays a minimum fee to the Arizona Department of Revenue. Total cash paid for income taxes for the years ended December 31, 2021 and 2020, was $4,469 and $50, respectively.

NOTE 4 – COST OF PATENTS PENDING

Costs of patents pending, included on the balance sheet at December 31, 2021 and 2020, represent legal and related costs for patent applications in development. If a patent is awarded in the future, the related costs will be capitalized and amortized over the lesser of their estimated useful lives or the legal life of the patent (generally 20 years from the application date) on a straight-line basis. If a patent is denied, the costs will be expended. There were two patents granted, which were capitalized and included in intangible assets, and no patents denied during 2021. One patent was granted and no patents were denied during 2020.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of granted patents, product registrations, trademarks, and stock issuance costs. The total cost of these intangible assets is $302,733 and $38,665 as of December 31, 2021 and 2020, respectively. The patents are being amortized over 20 years. The product registration and trademarks have an indefinite life. Stock issuance costs of $245,653 represent costs associated with an equity fund raise. The related costs will be amortized over five years. Amortization expense for the years ended December 31, 2021 and 2020, is $11,895 and $1,546, respectively.

NOTE 6 – OPERATING LEASE

The Company leases the building it occupies under terms of an operating lease. Lease expense for the years ended December 31, 2021 and 2020, was $117,000 and $116,800, respectively. Rent expense for the years ended December 31, 2021 and 2020, was $0.

Future non-cancellable lease payments are due as follows:

December 31, 2022	$ 18,000
December 31, 2023	-
December 31, 2024	-
December 31, 2024	-
December 31, 2026 and later	-
TOTAL	**$ 18,000**

NOTE 7 – NOTES PAYABLE

Notes payable as of December 31 are as follows:

2021		**Current**	**Noncurrent**	**Total**
Tempe Farming Company	(1)	$ 100,000	$ -	$ 100,000
BeemAgro-Sciences Corporation	(2)	70,000	-	70,000
U.S. Small Business Administration	(3)	2,345	197,655	200,000
TOTAL		**$ 172,345**	**$ 197,655**	**$ 370,000**

(1) The Company has a promissory note, plus simple interest accrued on the unpaid principal sum, with Tempe Farming Company, related party, that is due and payable on demand. The note has a security interest in the harvest guayule root material originally grown by Tempe Farming Company and located on the Company's leased property. The fixed interest rate is 12% as of December 31, 2021.

(2) The Company has a $85,000 note with BeemAgro-Sciences Corporation, related party. The loan calls for monthly payments of $5,000 beginning February 1, 2020 and maturing on January 1, 2022. The interest rate is 0% as of December 31, 2021.

(3) The Company has a promissory note, plus simple interest accrued on the unpaid principal sum, with the U.S. Small Business Administration that matures on May 17, 2051. The fixed interest rate is 3.75% as of December 31, 2021.

NOTE 7 – NOTES PAYABLE (Continued)

Future long-term debt payments are due as follows:

December 31, 2022	$ 172,345
December 31, 2023	28,140
December 31, 2024	28,140
December 31, 2025	28,140
December 31, 2026 and later	113,235
TOTAL	**$ 370,000**

2020		**Current**	**Noncurrent**	**Total**
Tempe Farming Company	(1)	$ 100,000	$ -	$ 100,000
BeemAgro-Sciences Corporation	(2)	80,000	5,000	85,000
TOTAL		**$ 180,000**	**$ 5,000**	**$ 185,000**

(1) The Company has a $100,000 promissory note, plus simple interest accrued on the unpaid principal sum, with Tempe Farming Company, related party, that matures July 26, 2021. The note has a security interest in the harvest guayule root material originally grown by Tempe Farming Company and located on the Company's leased property. The fixed interest rate is 5% as of December 31, 2020.

(2) The Company has a $85,000 note with BeemAgro-Sciences Corporation, related party. The loan calls for monthly payments of $5,000 beginning February 1, 2020 and maturing on January 1, 2022. The interest rate is 0% as of December 31, 2020.

Future long-term debt payments are due as follows:

December 31, 2021	$ 5,000
December 31, 2022	-
December 31, 2023	-
December 31, 2024	-
December 31, 2025 and later	-
TOTAL	**$ 5,000**

Total cash paid for interest was $1,037 and $3,318 for the years ended December 31, 2021 and 2020, respectively.

NOTE 8 – CONTINGENCIES

The Company is contingently liable for any federal and state tax assessments that may arise regarding returns which have not had final acceptance by the respective tax authorities.

The Company is contingently liable for any future costs which may arise by directive of federal and state regulatory agencies relating to air, water, and waste management in the handling of agricultural products.

No other contingent liabilities are known to exist.

SUPPLEMENTARY INFORMATION

BIODEL AG, INC.
ANALYSIS OF ACCOUNTS RECEIVABLE
December 31, 2021 and 2020

	2021		2020	
	Amount	Percent	Amount	Percent
Current	$ 42,813	86.35%	$ 900	19.57%
31 - 60 Days	732	1.48%	400	8.70%
61 - 90 Days	2,724	5.49%	887	19.28%
Over 90 Days	3,312	6.68%	2,413	52.45%
TOTAL ACCOUNTS RECEIVABLE	**$ 49,581**	**100.00%**	**$ 4,600**	**100.00%**

BIODEL AG, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2021 and 2020

SOURCES AND APPLICATIONS OF FUNDS

	2021	2020
SOURCES OF FUNDS		
From operations		
Net loss	$ (250,988)	$ (348,058)
Items not requiring an outlay of working capital		
Depreciation and amortization	19,819	25,286
Loss on sale of assets	-	48,905
Gain on extinguishment of debt	(21,563)	(21,585)
Total from Operations	(252,732)	(295,452)
Other sources		
Proceeds from sale of asset	-	41,046
Notes payable, noncurrent	214,218	26,585
Proceeds from issuance of common stock, net	422	554
Contributed capital, net	421,901	553,110
Total Other Sources	636,541	621,295
Total Sources of Funds	383,809	325,843
APPLICATIONS OF FUNDS		
Property and equipment acquisitions	7,650	-
Intangible asset acquisitions	272,638	15,854
Capital lease obligation retired	-	28,490
Total Applications of Funds	280,288	44,344
NET INCREASE IN WORKING CAPITAL	103,521	281,499
BEGINNING WORKING CAPITAL	774,935	493,436
ENDING WORKING CAPITAL	**$ 878,456**	**$ 774,935**

BIODEL AG, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2021 and 2020

CHANGES IN WORKING CAPITAL

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 62,594	$ 4,336
Receivables	42,078	(110)
Inventories	(1,176)	(2,923)
Prepaid insurance	8,967	2,421
Total Current Assets	112,463	3,724
CURRENT LIABILITIES		
Various payables	5,561	(20,273)
Accrued expenses	11,036	(133,206)
Capital lease obligation	-	(37,628)
Notes payable	(7,655)	(86,668)
Total Current Liabilities	8,942	(277,775)
NET INCREASE IN WORKING CAPITAL	**$ 103,521**	**$ 281,499**

BIODEL AG, INC.
PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2021

	Balance 01/01/21	Additions	Retirements	Balance 12/31/21
Machinery and equipment	$ 47,672	$ 7,650	$ -	$ 55,322
Laboratory equipment	3,755	-	-	3,755
Leasehold improvements	9,995	-	-	9,995
TOTAL	**$ 61,422**	**$ 7,650**	**$ -**	**$ 69,072**

BIODEL AG, INC.
PROPERTY AND EQUIPMENT AND ACCUMULATED DEPRECIATION
For the Year Ended December 31, 2021

Accumulated Depreciation 01/01/21	Current Depreciation	Retirements	Accumulated Depreciation 12/31/21	Book Value 12/31/21
$ 26,200	$ 9,469	$ -	$ 35,669	$ 19,653
3,755	-	-	3,755	-
5,451	-	-	5,451	4,544
$ 35,406	**$ 9,469**	**$ -**	**$ 44,875**	**$ 24,197**

BIODEL AG, INC.
INTANGIBLE ASSET AND PROPERTY AND EQUIPMENT ACQUISITIONS
December 31, 2021

INTANGIBLE ASSET	Amount
US patent 11,076,543 B2	$ 8,370
US patent 11,083,147 B2	8,745
Stock issuance costs	245,653
TOTAL INTANGIBLE ASSETS ACQUIRED	262,768
Prior-year accumulated intangible asset costs	(110,437)
Current year accumulated intangible asset costs	120,307
TOTAL CASH PAID FOR INTANGIBLE ASSETS ACQUIRED	**$ 272,638**
PROPERTY AND EQUIPMENT	
M-F 1060 Loader Bucket	7,650
TOTAL CASH PAID FOR PROPERTY AND EQUIPMENT ACQUIRED	**$ 7,650**